If you withhold your vote on any Starboard Nominee using Starboard's white proxy card, your vote will not be counted as a vote for our nominees and will result in the revocation of any previous vote that you may have cast on the [COLOR] proxy card. THE PROXY COMMITTEE URGES YOU NOT TO RETURN ANY WHITE PROXY CARD SENT TO YOU BY STARBOARD, EVEN AS A PROTEST VOTE AGAINST STARBOARD OR THE STARBOARD NOMINEES AS ONLY YOUR LATEST DATED PROXY CARD WILL BE VOTED AT THE ANNUAL MEETING.

**Attending the Annual Meeting**

Attendance at the Annual Meeting will be limited to stockholders and the Company's invited guests. Each stockholder may be asked to present valid picture identification, such as a driver's license or passport. Stockholders holding shares of Common Stock in brokerage accounts or through a bank or other nominee may be required to show a brokerage statement or account statement reflecting stock ownership. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. You may contact Quantum Corporation at (408) 944-4000 for directions to the Annual Meeting.

If you are a stockholder of record as of the Record Date, you may vote your shares of Common Stock in person by ballot at the Annual Meeting. If you hold your shares of through a bank or broker, you will not be able to vote in person by ballot at the Annual Meeting unless you have previously requested and obtained a "legal proxy" from your bank or broker and present it at the Annual Meeting. Please contact your bank or broker for information about obtaining a legal proxy.

**Additional Information on the Mechanics of Cumulative Voting**

All stockholders will have the right to cumulate their votes in the election of directors. Cumulative voting means that each stockholder may cumulate such stockholder's voting power for the election by distributing a number of votes, determined by multiplying the number of shares held by the stockholder as of the record date by nine (the number of directors to be elected at the Annual Meeting). Such stockholder may distribute all of the votes to one individual director nominee, or distribute such votes among any two or more director nominees, as the stockholder chooses. If you do not specifically instruct otherwise, the proxy we are soliciting will confer upon the proxy holders the authority to cumulate votes at the instruction and discretion of the Board or any committee thereof so as to provide for the election of the maximum number of the Company's director nominees (for whom authority is not otherwise specifically withheld) including, but not limited to, the prioritization of such nominees to whom such votes may be allocated. Our Board has directed the Proxy Committee to exercise such authority on the Board's behalf (described under "Board of Directors and Committees—Board Meetings and Committees"). Using this discretion, the Proxy Committee may vote your shares for fewer than all five of our nominees nominees.

If you elect to grant us your proxy and do not specifically instruct otherwise, you are authorizing the proxy holders to vote your shares in accordance with the discretion and at the instruction of the Proxy Committee, including to cumulate your votes in favor of certain nominees (rather than allocating votes equally among the nominees) and to determine the specific allocation of votes to individual nominees. You may withhold your authority to vote for one or more nominees, in which case the Proxy Committee will retain discretion to allocate your votes among our other nominees unless you specifically instruct otherwise. ==If you do not wish to grant the proxy holders authority to cumulate your votes in the election of directors, you must state this objection on your proxy card.== Under no circumstances may the proxy holders cast your votes for any nominee from whom you have withheld authority to vote.

For example, a proxy marked "FOR ALL EXCEPT" may only be voted for those of our director nominees for whom you have not otherwise specifically withheld authority to vote, a proxy marked "WITHHELD ALL" may not be voted for any of our director nominees, and a proxy marked "FOR ALL" may be voted for all of our director nominees. In exercising its discretion with respect to cumulating votes, our Proxy Committee may instruct, in its sole judgment, the proxy holders to cumulate and cast the votes represented by your proxy for any of our director nominees for whom you have not otherwise withheld authority. For example, if you grant a proxy with respect to shares representing 900 cumulative votes, and mark "FOR ALL EXCEPT" one of our director nominees, the Proxy Voting Committee may instruct the proxy holders to cast the 900 votes for any or all of our five director nominees other than any nominee for whom you have withheld authority to vote; moreover, the Proxy Committee may allocate the 900 votes among them as it determines, such that each of those other director nominees may receive unequal portions of the 900 votes or none at all.

Assuming cumulative voting applies, unless you specifically instruct otherwise, the Proxy Committee will instruct the proxy holders to cast the votes as to which voting authority has been granted so as to provide for the election of the maximum number of our director nominees, and will provide instructions as to the order of priority of the Board candidates in the event that fewer than all of our Board candidates are elected. The Proxy Committee has not yet made any determination as to the order of priority of candidates to which it will allocate votes, and expects to make this determination, if necessary, at the Annual Meeting. Accordingly, if you grant a proxy to us and have not specifically instructed otherwise, your shares will be voted for our director nominees at the discretion of the Proxy Committee with respect to all of your shares (except that the Proxy Committee will not be able to vote your shares for a candidate from whom you have withheld authority to vote). If you wish to exercise your own discretion as to allocation of votes among nominees, and you are a record holder of shares, you will be able to do so by attending the meeting and voting in person, by appointing another person as your representative to vote on your behalf at the meeting, or by providing us with specific instructions as to how to allocate your votes. ==If you do not wish to grant the proxy holders authority to cumulate your votes in the election of directors, you must state this objection on your proxy card.==

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DG3 Production Team
260577(13) - Rev 3

Quantum Corporation
PRER14A

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quantum_prer14a.htm, Seq: 103

***QUANTUM CORPORATION***
***224 AIRPORT PARKWAY, SUITE 300***
***SAN JOSE, CA 95110***

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.** DETACH AND RETURN THIS PORTION ONLY

[Color] Proxy Card
**QUANTUM CORPORATION**

**The Proxy Committee of the Board of Directors Recommends a Vote "For" Proposal 1.**

| | For All | Withhold All | For All Except |
|---|---|---|---|
| **Vote on Directors** | ☐ | ☐ | ☐ |

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

________________________________

1. Proposal to elect to the Board of Directors.

01) Paul R. Auvil III
02) Jon W. Gacek
03) David A. Krall
04) Gregg J. Powers
05) David E. Roberson

**The Audit Committee and the Proxy Committee of the Board of Directors Recommend a Vote "For" Proposal 2.**

**Vote on Proposals**

| | For | Against | Abstain |
|---|---|---|---|
| 2. Proposal to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2015. | ☐ | ☐ | ☐ |

**The Leadership and Compensation Committee and the Proxy Committee of the Board of Directors Recommend a Vote "For" Proposals 3, 4 and 5.**

| | For | Against | Abstain |
|---|---|---|---|
| 3. Proposal to adopt a resolution approving, on an advisory basis, the compensation of the Company's named executive officers. | ☐ | ☐ | ☐ |
| 4. Proposal to approve and ratify an amendment to the Company's 2012 Long-Term Incentive Plan. | ☐ | ☐ | ☐ |
| 5. Proposal to approve and ratify an amendment to the Company's Employee Stock Purchase Plan. | ☐ | ☐ | ☐ |

Unless otherwise specified, this proxy authorizes the proxies named on the reverse side to cumulate votes that the undersigned is entitled to cast at the annual meeting in connection with the election of directors and allocate them, in the discretion of our Proxy Committee, among director nominees for which you do not withhold authority to vote. To provide specific directions with regard to cumulative voting, including to direct that the proxy holders cumulate votes with respect to a specific board nominee or nominees as explained in the proxy statement or to withhold authority to cumulate votes, mark the box to the right and write your instructions on the reverse side. If you wish to direct that the proxy holders cumulate votes with respect to a specific Board nominee or nominees, please indicate the name(s) and number of votes to be given to such Board nominee. ☐

The shares represented by this proxy, when properly executed,will be voted in the manner directed herein by the undersigned Stockholder(s). **If no direction is made, this proxy will be voted FOR proposals 1, 2, 3, 4 and 5.** If any other matters properly come before the meeting or any adjournment thereof, the persons named in this proxy are authorized to vote in their discretion.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners), Title | Date |
|---|---|---|---|
| | | | |

**[Color] Proxy Card**

## QUANTUM CORPORATION

### Annual Meeting of Stockholders — _____, 2014

### THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder(s) of Quantum Corporation, a Delaware Corporation, hereby acknowledge(s) receipt of the Proxy Statement dated _____, 2014, and hereby appoint(s) Jon W. Gacek and Shawn D. Hall, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of Quantum Corporation, to be held _____, 2014 at _____, Pacific Daylight Time, at _____, and at any adjournments or postponements thereof, and to vote (including cumulatively, if required) all shares of Common Stock which the undersigned would be entitled to vote if then and there personally present, on all matters set forth on the reverse side.

In accordance with the discretion and at the instruction of the Proxy Committee of the Board of Directors, the proxy holder is authorized to act upon all matters incident to the conduct of the meeting and upon other matters that properly come before the meeting subject to the conditions described in Quantum's Proxy Statement concerning the Annual Meeting. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. **Where no direction is given, the shares represented by this proxy will be voted in accordance with the Board of Directors' (or an authorized committee thereof) recommendations.** Unless you specifically instruct otherwise, this proxy confers discretionary authority to cumulate votes for any or all of the nominees for election of directors for which authority to vote has not been withheld, in accordance with the instruction of the Proxy Committee of the Board of Directors. At the annual meeting, unless you specifically instruct otherwise, the Proxy Committee of the Board of Directors will instruct the proxy holders to cast the votes as to which voting authority has been granted so as to provide for the election of the maximum number of the Company's director nominees, and will provide instructions as to the order of priority of our nominees in the event that fewer than all of our nominees are elected. Except as set forth in the prior sentence, the Proxy Committee of the board of Directors has not yet made any determination as to the order of priority of candidates to which it will allocate votes assuming cumulative voting applies, and expects to make this determination, if necessary, at the annual meeting. If any nominee named on the reverse side for good cause will not serve or is unable to serve as a director, the persons named as proxies shall have the authority to vote for any other person who may be nominated at the instruction and discretion of the Board of Directors or an authorized committee thereof.

**Cumulative Voting Instructions (Mark the corresponding box on the reverse side)**

_____

(If you noted cumulative voting instructions above, please check the corresponding box on the reverse side.)

**PLEASE MARK, SIGN AND DATE THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.**
**(Continued, and to be signed and dated, on the reverse side.)**